UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 6)

ZI CORPORATION
(Name of subject company (Issuer))
NUANCE COMMUNICATIONS, INC.
(Name of Filing Persons (Offerors))

COMMON SHARES
(Title of Class of Securities)
988918108
(CUSIP number of common stock)
Thomas Beaudoin
Chief Financial Officer
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803
Telephone: (781) 565-5000
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of Filing Persons)

Copies to:

Robert D. Sanchez, Esq.	Jo-Anne Sinclair, Esq.	Chris Hewat, Esq.
Wilson Sonsini Goodrich & Rosati	Vice President and General Counsel	Blake, Cassels & Graydon LLP
Professional Corporation	Nuance Communications, Inc.	199 Bay Street
1700 K Street, NW	1 Wayside Road	Suite 2800, Commerce Court West
Fifth Floor	Burlington, MA 01803	Toronto, ON M5L 1A9
Washington, DC 20006	Telephone: (781) 565-5000	Canada
Telephone: (202) 973-8800		Telephone: (416) 863-2400

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$22,790,875.60	$895.68

*	Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value assumes the purchase of all outstanding common shares, no par value, of Zi Corporation, other than the 1,000 common shares owned by Nuance Communications, Inc., for the expected consideration in the tender offer of $0.40 per share. As of September 30, 2008 (as reported in Zi Corporation’s Consolidated Interim Financial Statements for the period ending September 30, 2008), there were 50,667,957 common shares outstanding, 4,600,700 common shares issuable pursuant to outstanding stock options and restricted stock units, and outstanding warrants to purchase 1,709,532 common shares. As a result, this calculation assumes the purchase of 56,977,189 common shares.

**	The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 6 for fiscal year 2008 issued by the Securities and Exchange Commission on December 27, 2007. Such fee equals 0.00393% of the transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$895.68	Filing Party:	Nuance Communications, Inc.
Form of Registration No.:	Schedule TO-T	Date Filed:	November 26, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on November 26, 2008, and amended on December 3, 2008, December 15, 2008, December 30, 2008, January 16, 2009 and January 30, 2009 (as amended, the “Schedule TO”), relating to a tender offer by Nuance Communications, Inc., a Delaware corporation (“Nuance” or the “Offeror”), to purchase all of the outstanding common shares (the “Common Shares”) of Zi Corporation, an Alberta corporation (the “Company” or “Zi”), at a purchase price of $0.40 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash and Circular dated November 26, 2008, as amended on December 3, 2008 (as amended, the “Offer to Purchase” and the “Circular,” respectively, and together, the “Offer to Purchase and Circular”), and in the related Letter of Transmittal (the “Letter of Transmittal”). This Amendment No. 6 is being filed on behalf of the Offeror.
     As of 3:00 p.m. (Eastern Standard Time) on February 13, 2009, a total of approximately 1,885,733 Common Shares have been tendered in the Offer and not withdrawn.
     The information set forth in the Offer to Purchase and Circular and the Letter of Transmittal is incorporated by reference in response to all items of this Schedule TO, except that such information is hereby amended and supplemented by the information specifically provided herein.
ITEMS 1-9.
     The Offer has been extended from 5:00 p.m. (Calgary time) on February 13, 2009 to 5:00 p.m. (Calgary time) on February 24, 2009. All references in the Offer to Purchase, the Circular, the Letter of Transmittal, the Letter of Guaranteed Delivery, the Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees and the Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees to the Expiry Time of 5:00 p.m. (Calgary time) on February 13, 2009 are hereby amended and restated to refer to 5:00 p.m. (Calgary time) on February 24, 2009.
     The Offer to Purchase is further amended as follows:
     Section 4 (Conditions of the Offer) of the Offer to Purchase, beginning on page 14, is amended to add the following new subsection (m):
"(m) the Offeror or any of the Offeror’s affiliates shall not have entered into a definitive agreement or announced an agreement in principle with Zi providing for the acquisition or other business combination with Zi or any of its subsidiaries or the purchase of securities or assets of Zi or any of its subsidiaries, nor shall the Offeror and Zi have reached any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated.”
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     During January and early February 2009, representatives of Pagemill, representatives of Ridgecrest, and the parties’ respective legal counsel engaged in periodic communications in an effort to determine whether a compromise between the parties could be reached. The dialogue is currently ongoing.
ITEM 11. ADDITIONAL INFORMATION.
Item 11 of the Schedule TO is hereby amended and supplemented by the following:
     On February 13, 2009, Nuance issued a press release announcing that Nuance had extended its cash tender offer to purchase all of the outstanding shares of Zi from 5:00 p.m. (Calgary time) on February 13, 2009 to 5:00 p.m. (Calgary time) on February 24, 2009.
ITEM 12. EXHIBITS.

(a)(1)(A)	Offer to Purchase for Cash and Circular dated November 26, 2008, as amended on December 3, 2008.*
(a)(1)(B)	Form of Letter of Transmittal, as amended on December 3, 2008.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery, as amended on December 3, 2008.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, as amended on December 3, 2008.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, as amended on December 3, 2008.*
(a)(1)(F)	Press Release issued by Nuance Communications, Inc., dated November 26, 2008 (incorporated by reference to Exhibit 99.1 to the Nuance Communications, Inc. Current Report on Form 8-K filed on November 26, 2008).*
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)	Summary Advertisement published in The New York Times, the National Edition of The Globe and Mail and La Presse on November 26, 2008.*
(a)(5)(B)	Press Release issued by Nuance Communications, Inc., dated December 12, 2008.*
(a)(5)(C)	Press Release issued by Nuance Communications, Inc., dated December 30, 2008.*
(a)(5)(D)	Press Release issued by Nuance Communications, Inc., dated January 16, 2009.*
(a)(5)(E)	Press Release issued by Nuance Communications, Inc., dated January 30, 2009.*
(a)(5)(F)	Press Release issued by Nuance Communications, Inc., dated February 13, 2009.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

*	Previously filed.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NUANCE COMMUNICATIONS, INC.
Dated: February 13, 2009	By:	/s/ Thomas Beaudoin
		Name:	Thomas Beaudoin
		Title:	Chief Financial Officer

EXHIBIT INDEX
ITEM 12. EXHIBITS

(a)(1)(A)	Offer to Purchase for Cash and Circular dated November 26, 2008, as amended on December 3, 2008.*
(a)(1)(B)	Form of Letter of Transmittal, as amended on December 3, 2008.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery, as amended on December 3, 2008.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees, as amended on December 3, 2008.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees, as amended on December 3, 2008.*
(a)(1)(F)	Press Release issued by Nuance Communications, Inc., dated November 26, 2008 (incorporated by reference to Exhibit 99.1 to the Nuance Communications, Inc. Current Report on Form 8-K filed on November 26, 2008).*
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)	Summary Advertisement published in the The New York Times, the National Edition of The Globe and Mail and La Presse on November 26, 2008.*
(a)(5)(B)	Press Release issued by Nuance Communications, Inc., dated December 12, 2008.*
(a)(5)(C)	Press Release issued by Nuance Communications, Inc., dated December 30, 2008.*
(a)(5)(D)	Press Release issued by Nuance Communications, Inc., dated January 16, 2009.*
(a)(5)(E)	Press Release issued by Nuance Communications, Inc., dated January 30, 2009.*
(a)(5)(F)	Press Release issued by Nuance Communications, Inc., dated February 13, 2009.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

*	Previously filed.

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